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                              June 10, 2021

       Cheng Chen
       Chief Executive Officer
       Chanson International Holding
       No. 26 Culture Road, Tianshan District
       Urumqi, Xinjiang, China

                                                        Re: Chanson
International Holding
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed June 2, 2021
                                                            File No. 333-254909

       Dear Mr. Chen:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form F-1 filed June 2, 2021

       Recent joint statement . . ., , page 27

   1. Please update the disclosure in this risk factor to discuss regulatory developments since
                                                        December 2020. As one
example, discuss the interim rules adopted in March 2021 and the related impact on
you.
               You may contact Ernest Greene at (202) 551-3733 or Anne McConnell at (202) 551-3709
       if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal Branch Chief, at
       (202) 551-3397 with any other questions.
 Cheng Chen
Chanson International Holding
June 10, 2021
Page 2
                                             Sincerely,
FirstName LastNameCheng Chen
                                             Division of Corporation Finance
Comapany NameChanson International Holding
                                             Office of Manufacturing
June 10, 2021 Page 2
cc:       Ying Li
FirstName LastName